UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 000-52008
CUSIP NUMBER 550351100
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR
For Period Ended: December 31, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:__________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Luna Innovations Incorporated
Full Name of Registrant

N/A
Former Name if Applicable

1 Riverside Circle, Suite 400
Address of Principal Executive Office (Street and Number)

Roanoke, VA 24016
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Additional time is required for Luna Innovations Incorporated (the “Company”) to analyze on a quarterly basis the appropriate allocation of income taxes between losses from continuing operations and income from discontinued operations for comparative prior year reporting periods.  The completion of this analysis is not expected to have an impact on the quarterly net income or loss reported for any period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dale E. Messick, CFO	540	769-8400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
    ☒ Yes No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of this filing, the Company has not yet finalized its consolidated financial statements and required disclosures for inclusion in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and its independent registered public accounting firm has not completed its audit of these statements. As a result, the Company’s final, audited results of operations, which we anticipate we will file on Form 10-K with the Securities and Exchange Commission on or before the fifteenth calendar day following the prescribed due date for the Form 10-K, could differ materially from the unaudited, preliminary results of operations set forth below.
The Company anticipates reporting revenue for the quarter ended December 31, 2013, of $5.9 million compared to revenue of $6.1 million for the same period in 2012. Products and licensing revenue during the fourth quarter of 2012 improved $0.5 million while technology development revenue declined $0.7 million due to reduced contract research activity within the Company’s optical systems group. The Company anticipates reporting a net loss attributable to common stockholders of $2.0 million, or $0.14 per diluted share for the quarter ended December 31, 2013 compared to a net loss attributable to common stockholders of $0.6 million, or $0.04 per diluted share, for the fourth quarter of 2012. The Company’s results for the fourth quarter of 2013 were also adversely impacted by approximately $0.8 million in expenses recognized in connection with the

Company’s sale of assets associated with its fiber optic shape sensing technology in the medical field to Intuitive Surgical, Inc. which was completed in January 2014.
The Company anticipates reporting full year 2013 revenue of $22.0 million compared to revenue of $26.4 million for the full year 2012. Of the decline in annual revenue, approximately $3.2 million resulted from lower contract research revenue in the Company’s optical systems group throughout 2013. The Company also anticipates reporting a loss from continuing operations, net of tax, of $4.1 million for the year ended 2013 compared to $2.1 million for year ended 2012.
The Company also anticipates reporting income from discontinued operations, net of tax, of $3.3 million for 2013 compared to income from discontinued operations, net of tax, of $0.8 million for 2012. Discontinued operations includes the net of tax results of operations for the Company’s Secure Computing and Communications group, which was sold in the first quarter of 2013, as well as the net of tax gain recognized on the sale.
The Company anticipates reporting a net loss attributable to common stockholders of $0.9 million, or $0.06 per diluted share, for the year ended December 31, 2013 compared to a net loss attributable to common stockholders of $1.5 million, or $0.11 per diluted share, for the year ended December 31, 2012.
A more detailed discussion of results of operations will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the above referenced Form 10-K.
Forward-Looking Statements
This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word "anticipates" and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company's forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the Company's financial statements, our ability to complete and file future periodic filings with the SEC on a timely basis and to maintain our listing on the Nasdaq Capital Market and other risks and uncertainties discussed more fully in the Company's filings with the SEC, including those discussed under "Risk Factors" in our SEC filings. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law

Luna Innovations Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2014	By /s/ Dale E. Messick
Name: Dale E. Messick
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C 1001).